Exhibit 99.2

Execution Version

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 2, 2017 by and between among Lupert Ltd., a company organized under the Laws of the State of Israel (“Parent”) and Shimon Eckhouse (the “Shareholder”), who holds 2,689,911 Ordinary Shares (and 281,250 Ordinary Shares issuable upon exercise of outstanding options) of Syneron Medical Ltd., a company organized under the Laws of the State of Israel (the “Company”).

RECITALS

A.          Simultaneously with the execution of this Agreement, the Company, Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Rendel Amare Ltd., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.01 par value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the Merger Consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein. The Shareholder has been provided with a copy of the Merger Agreement prior to its execution of this Agreement;

B.          As of the date hereof, the Shareholder is the owner of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.          As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder enter into this Agreement and to undertake in advance to vote its Shares in favor of the Merger;

D.          For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

SECTION 1.        Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)          “Constructive Sale” shall mean with respect to any Shares, a short sale with respect to such Shares, entering into or acquiring an offsetting derivative contract with respect to such Shares, entering into or acquiring a future or forward contract to deliver such Shares, or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such Shares.

(b)          “Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the Effective Time, (iii) any amendment, modification, change or waiver of any provision of the Merger Agreement that reduces the amount or value of, or changes the form of the Merger Consideration payable to Shareholder thereunder or (iv) the mutual written agreement of each of the parties hereto to terminate this Agreement.

(c)          “Shares” shall mean (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the Shareholder as of the date of this Agreement or with respect to which the Shareholder holds a voting proxy or similar voting power exercisable at the Shareholder's discretion; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the Shareholder acquires ownership or voting power during the period from the date of this Agreement through the Expiration Date or with respect to which, during such period, the Shareholder receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of the Shareholder or any other person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) through (ii) that are entitled to be voted, or for which the Shareholder or any other person acting on the Shareholder's behalf is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted, or for which the Shareholder is entitled to consent or act, with respect thereto.

(d)          “Transfer” shall mean with respect to any Shares, the direct or indirect assignment, sale, transfer, tender (into a tender offer, exchange offer or otherwise), pledge, hypothecation, or the grant, creation or suffrage of a Lien upon, or the gift, placement in trust, or the Constructive Sale or other disposition (including by merger or any other conversion into securities or other consideration) of such Shares (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or any change in the record or beneficial ownership of such Shares, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

SECTION 2.        Restrictions on Shares.

(a)          The Shareholder shall not, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of his Shares to be effected, except for a Transfer to an affiliate of the Shareholder, so long as (i) such affiliate, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (ii) the Shareholder shall continue to be jointly and severally liable for any breach of such voting undertaking by such affiliate.

(b)          The Shareholder shall not, during the period from the date of this Agreement through the Expiration Date, deposit, or permit the deposit of, any of his Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to such Shares in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares.

(c)          The Shareholder shall not take any action solely in his capacity as a Shareholder that would (i) make any representation or warranty by the Shareholder in this Agreement untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Merger Agreement or this Agreement.

(d)          Any Transfer or other action taken or effected in violation of this Section 2 shall be void ab initio and of no force or effect.

SECTION 3.        Agreement to Vote Shares; Agreement to Terminate Registration Rights Agreement. At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, his Shares in favor of (i) the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement and (ii) other transactions contemplated by the Merger Agreement of which approval of the shareholders of the Company is requested.

Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to his Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to his Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

Prior to the Closing, the Shareholder shall, and shall cause his affiliates (including the Shareholder Companies) to, take all actions necessary to cause the Registration Rights Agreement executed on or around December 22, 2008 (the “Registration Rights Agreement”), by and among the Company, Starlight Capital Ltd. (“Starlight”), and European High-Tech Capital S.A. (“European High-Tech”, together with Starlight, the “Shareholder Companies”), to be terminated in full without any consideration or further liability of the Company and its affiliates. The Shareholder shall not, and shall cause his affiliates (including the Shareholder Companies) not to, exercise any of their respective rights under the Registration Rights Agreement. The Shareholder represents and warrants that he controls each of the Shareholder Companies and has, and will have, the necessary power and authority to cause the Shareholder Companies to undertake the actions set forth in this paragraph.

SECTION 4.        No Other Relationship.

(a)          Nothing in this Agreement shall restrict or limit the ability of any person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an affiliate of the Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Nothing contained in this Agreement shall be deemed to vest in Parent or any other person any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and neither Parent nor any other person shall have any authority to exercise any power or authority to direct the Shareholder in the voting of any of its Shares, except as otherwise specifically provided herein.

SECTION 5.        Representations and Warranties of Shareholder. The Shareholder hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(a)          The Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder's name on the signature page of this Agreement, and such Shares are free and clear of any Liens or adverse claims, charges or other encumbrances (except for such encumbrances arising under securities laws or for such Liens or adverse claims, charges or other encumbrances as would not prohibit, limit or otherwise conflict with the Shareholder's compliance with his obligations pursuant to this Agreement). Without limiting the foregoing, the Shareholder has sole voting and dispositive power with respect to all of the Shares, with no restrictions on the Shareholder's sole voting and dispositive power and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and upon the Effective Time, the Shareholder shall not be subject to any such Contract. The Shareholder does not own any securities of the Company other than the Shares indicated under the Shareholder's name on the signature page of this Agreement. No private entity which is wholly owned by the Shareholder owns any securities of the Company nor will any such entity own any securities of the Company as long as this Agreement is in effect.

(b)          (i) The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement, and (ii) the execution and delivery of this Agreement by the Shareholder do not, and the Shareholder's performance of its obligations under this Agreement will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder's compliance with his obligations pursuant to this Agreement.

(c)           No proxies or voting instructions relating to the Merger that are inconsistent with this agreement have been heretofore given or will be given in respect of the Shares.

(d)           The Shareholder shall not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in Law or in equity, in any court or before any Governmental Entity, which alleges that (i) the execution and delivery of this Agreement by the Shareholder and the granting of any proxies to be delivered in connection with the execution of the Merger Agreement, or (ii) the approval of the Merger Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof or the Shareholder or any other shareholder of the Company.

(e)           This Agreement has been duly executed by the Shareholder and constitutes the valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

(f)           The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholders execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

SECTION 6.        Additional Documents. The Shareholder (in its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Shareholder shall cause his affiliates (including the Shareholder Companies) to do the same. Without limiting the generality or effect of the foregoing or any other obligation of the Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein. Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares by it or for its account after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder's Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

SECTION 7.        Information for Proxy Statement; Publication. The Shareholder consents to Parent, Merger Sub and/or the Company publishing and disclosing in any filing required under applicable Law the Shareholder's identity and ownership of Shares and the nature of the Shareholder's commitments, arrangements and understandings under this Agreement, as well as attaching a copy of this Agreement as exhibit to any such filing, if required under applicable Law. Shareholder shall not issue any press release or make any other public statement or other public disclosure with respect to this Agreement, without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent's comments accepted by the Shareholder in its reasonable discretion. The Shareholder consents to and authorizes the Company, Parent and their respective affiliates to file this Agreement as an exhibit to the extent required to be filed with the SEC or any regulatory authority relating to the Merger.

SECTION 8.        Rights Attached to the Shares. Without derogating from any provisions to the contrary in this Agreement or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Agreement and the Shareholder's obligations hereunder shall attach to the Shares and shall be binding upon any person to whom legal or beneficial ownership of the Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder's administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

SECTION 9.        Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that Section 10 shall survive any termination of this Agreement and paragraph 3 of Section 3 and the first sentence of Section 6 shall survive any termination of this Agreement if such termination is due to clauses (ii) or (iii) of the definition of Expiration Date; and provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

SECTION 10.      Miscellaneous.

(a)          Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)          Binding Effect and Assignment. This Agreement and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)          Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)          Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (f) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at Law or in equity.

(e)          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below (or such other address provided in writing by the relevant party to the other party):

If to Parent, to:

Lupert Ltd.
c/o Apax Partners Israel Ltd.
 4 Berkowitz St
Tel Aviv 6423803 Israel
Attn: Steven Dyson
 Email: steven.dyson@apax.com
Fax: +44-20-7666-6441

with copies to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.
Ramat Gan 5250608, Israel
 Attn: Asaf Harel, Adv.
Email: aharel@meitar.com
Fax:  +972-3-6103656

and to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
 Attn: Ryerson Symons; Michael T. Holick
Email: rsymons@stblaw.com; mholick@stblaw.com
Fax:  (212) 455-2502

 If to the Shareholder, to:

Shimon Eckhouse
c/o Gene Kleinhendler
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 607 4444
Fax:  +972 3 607 4422
Email: Gene@gkh-law.com

(f)         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g)          CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)           Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(ii)          Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(iii)         Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 10(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(h)          Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)          Effect of Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j)          Drafting. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(k)          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

LUPERT LTD. By: /s/ Steven Dyson

Signature of Authorized Signatory
Name: Steven Dyson

Title: Authorized Officer

SHIMON ECKHOUSE By: /s/ Shimon Eckhouse

Signature
Name: Shimon Eckhouse

Title: Chairman of the Board

Print Address
52 Hag St. Haifa
Facsimile No. +972 73 244 2202

Shares beneficially owned: 2,689,911 Ordinary Shares 281,250 Ordinary Shares issuable upon exercise of outstanding options